

January 6, 2025

J. Peter Lloyd
Chief Financial Officer and Director
EQT Exeter Real Estate Income Trust, Inc.
Five Radnor Corporate Center
100 Matsonford Road, Suite 250
Radnor, PA 19087

>   **Re: EQT Exeter Real Estate Income Trust, Inc.**
>   **Form 10-K for the year ended December 31, 2023**
>   **Form 10-Q for the quarterly period ended September 30, 2024**
>   **Response dated December 27, 2024**
>   **File No. 333-273163**

Dear J. Peter Lloyd:

We have reviewed your December 27, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2024 letter.

Form 10-Q for the quarterly period ended September 30, 2024
Notes to the Consolidated Financial Statements (Unaudited)
3. Investment in Real Estate, page 10

1.   We note your response to our prior comment 1, and your assertion that no financial statements were required because the Nashville Property was a newly constructed property with nominal leasing history as the sole tenant lease had no rental payments payable under the lease (i.e., there was no revenue under the lease) until August 2024. In your response, you further state the lease commenced on February 7, 2024 but rental payments did not commence under the lease until August 1, 2024. Please address the following:

   • Please clarify for us when the lease commenced for the original lessor based on

the application of ASC 842.
- Please clarify for us when recognition of rental income began under ASC 842 for the original lessor.
- To the extent the lease commenced and/or rental income was recorded on the lease prior to August 2024, please tell us how you determined the Nashville Property had a nominal leasing history.

12. Subsequent Events, page 20

2. We note your disclosure of your acquisition of the Washington Building on October 16, 2024. Please tell us how you determined it was unnecessary to provide audited financial statements and pro forma financial information for this acquired entity. Refer to Rule 8-05 and Rule 8-06 of Regulation S-X.

Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction